November 15, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:ARI Network Services, Inc.

Preliminary Proxy Material (SEC File No. 001-19608)

Ladies and Gentlemen:

In accordance with Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, transmitted herewith via EDGAR on behalf of ARI Network Services, Inc. (the “Company”) please find the Preliminary Proxy Statement and Form of Proxy relating to the 2017 annual meeting of shareholders of the Company.  The Company intends to mail the definitive Proxy Statement to the Company’s shareholders entitled to vote at the 2017 annual meeting on or about November 28, 2016.

If you have any comments or questions concerning this filing, please feel free to contact me at the telephone number listed below.

Very truly yours,

ARI NETWORK SERVICES, INC.

/s/ Diane Mayford

Diane Mayford

Director of Financial Reporting and Compliance

(414)973-4369